

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2024

Srinath Narayanan
Chief Executive Officer
Project Energy Reimagined Acquisition Corp.
1285 Camino Real, Suite 200
Menlo Park , California 94025

Re: Project Energy Reimagined Acquisition Corp.
Annual Report on Form 10-K for the fiscal-year ended December 31, 2022
File No. 001-40972

Dear Srinath Narayanan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Brian N. Wheaton